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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: October 2007
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NEWS RELEASE

Investor Contact : John Farina	EMAIL: shareholder@namtai.com
Unit C, 17/F, Edificio Comercial Rodrigues,	WEB: www.namtai.com
599 da Avenida da Praia Grande, Macao, PRC
TEL : (853) 2835 6333 / FAX : (853) 2835 6262
REORGANIZATION OF NAM TAI GROUP
Macao, PRC – October 8, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that it intends to seek to reorganize the group structure of its subsidiaries in an effort to realize many of the same benefits that Nam Tai hoped to achieve by its proposed privatization of its two Hong Kong Stock Exchange-listed subsidiaries in 2005. This proposed reorganization avoids the probable cash outlay of approximately US$120 million to US$150 million which would have been required to privatize the Hong Kong Stock Exchange-listed subsidiaries. The Company believes that through the successful completion of the proposed reorganization it can achieve a more simplified group structure; facilitate greater understanding by investors and analysts of the components of Nam Tai and the metrics of its group operations and the enterprise as a whole; centralize resources allocation; reduce post-transaction overhead costs; and strengthen management control. In addition, Nam Tai would receive approximately US$38.5 million in cash and interest income from the convertible bond to be issued by NTEEP.
The proposed reorganization requires effecting a series of transactions, involving capital shares and asset transfers among Nam Tai, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), J.I.C. Technology Company Limited (“J.I.C.”) and Zastron Precision Tech Limited (“Zastron”) and various of their subsidiaries. For more specific information regarding the substance of these transactions, please refer to the accompanying Joint Announcement of Nam Tai, NTEEP and J.I.C. which the parties published in Hong Kong on October 8, 2007 (the “Joint Announcement”).
The following table shows the Company’s ownership interests in its three group-subsidiaries before the reorganization and post reorganization.

	Percentage
	Shareholdings	Post Reorganization	Post Reorganization
	at 28 Sept. 2007	Effective Interest	Change
Nam Tai in NTEEP	73.18%	67.71%	-5.47%
Nam Tai in J.I.C.	74.99%	74.99%	—
Nam Tai in Zastron	100.00%	67.71%	-32.29%
The Reorganization proposal has been approved by the board of directors of Nam Tai, NTEEP and J.I.C. and requires approval of majority of the public-float shares of NTEEP and J.I.C. Extraordinary general meetings for each of those companies to seek approvals of the reorganization are to be scheduled in November 2007. Nam Tai plans to announce the results thereafter.

ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“J.I.C.”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the NTEEP CB or NTEEP Shares.

Nam Tai Electronics, Inc.
(Incorporated in the British Virgin Islands with limited liability and listed on the New York Stock Exchange)
(Ticker : NTE)

Nam Tai Electronic & Electrical Products Limited	J.I.C. Technology Company Limited
(Incorporated in the Cayman Islands with limited	(Incorporated in the Cayman Islands with limited
liability and listed on the Stock Exchange of Hong Kong)	liability and listed on the Stock Exchange of Hong Kong)
(Stock Code: 2633)	(Stock Code: 987)
JOINT ANNOUNCEMENT
A Very Substantial Disposal, A Very Substantial Acquisition, A Major Transaction and
Connected Transactions for
J.I.C. Technology Company Limited
A Very Substantial Acquisition, A Discloseable Transaction and Connected Transactions
for Nam Tai Electronic & Electrical Products Limited
And
Resumption of Trading in the Shares of
J.I.C. Technology Company Limited and
Nam Tai Electronic & Electrical Products Limited
In relation to a Group Reorganization of Nam Tai Electronics, Inc.
Involving the sale of Jetup Interest by
J.I.C. Technology Company Limited to Nam Tai Electronics, Inc.,
The sale of Namtek Interests by
Nam Tai Electronic & Electrical Products Limited to
J.I.C. Technology Company Limited, and
The sale of the Zastron Interest and Jetup Interest
by Nam Tai Electronics, Inc. to
Nam Tai Electronic & Electrical Products Limited
Financial adviser to Nam Tai Electronics, Inc.
      Yu Ming Investment Management Limited

The respective board of directors of JIC and NTEEP announces, as appropriate, that (i) the JIC Agreement and the NTEEP Agreement were entered into on 24th September, 2007, and (ii) the Namtek Agreement and the supplemental agreement to the JIC Agreement were entered into on 5th October, 2007, subject to satisfaction of the conditions contained therein, to effect the Reorganization.
The JIC Agreement involves the sale of the Jetup Interest by JIC to NTEI for approximately HK$347.4 million (US$44.5 million), payable by NTEI in the form of NTEEP Shares. The JIC Agreement constitutes a VSD, a VSA and a Connected Transaction for JIC.
The Namtek Agreement involves the sale of the Namtek Interests by NTEEP to JIC for approximately HK$80.5 million (US$10.3 million), payable in cash. The Namtek Agreement constitutes a Major Transaction and a Connected Transaction for JIC and a Discloseable Transaction and a Connected Transaction for NTEEP.
The NTEEP Agreement involves the sale of the Jetup Interest and the Zastron Interest by NTEI to NTEEP for approximately HK$2,729.2 million (US$349.9 million), payable by way of HK$300.0 million (US$38.5 million) in cash and approximately US$311.4 million (HK$2,429.2 million) in NTEEP CB. The NTEEP Agreement constitutes a VSA and a Connected Transaction for NTEEP.
Circulars containing, inter alia, further details of the JIC Agreement, the Namtek Agreement and the NTEEP Agreement, proforma financial statements of the Enlarged JIC and the Enlarged NTEEP, relevant accountants’ reports, the advice of the Independent Financial Advisers to the Independent Board Committees and the Independent Shareholders, the recommendations of the Independent Board Committees and notices of the EGMs to be held to consider and, if thought fit, approve the Agreements, as appropriate, will be despatched to the shareholders of JIC and NTEEP as soon as possible in compliance with the requirements of the Listing Rules.
Trading in the JIC Shares and the NTEEP Shares on the Stock Exchange were suspended at the request of JIC and NTEEP with effect from 9:30 a.m. on 25th September, 2007 pending the release of this announcement. JIC and NTEEP have applied for resumption of trading in their shares on the Stock Exchange with effect from 9:30 a.m. on 9th October, 2007.
A.	BACKGROUND OF THE REORGANIZATION
The businesses of NTEI Group are independently managed under three different groups – the Zastron Group, the NTEEP Group and the JIC Group.

-	The Zastron Group is engaged in the manufacture and sale of liquid crystal display modules, FPC subassemblies and FPC.

-	The NTEEP Group is engaged in the manufacture and sale of consumer electronics and telecommunications products.

-	The JIC Group is engaged in the manufacture and sale of liquid crystal display products.

-	Namtek is a solution provider mainly for digital dictionary software development in the Japanese electronics industry.
The management of NTEI, Zastron, NTEEP and JIC consider that a centralized management of all the manufacturing businesses with greater economies of scale would be beneficial to continued growth of the combined businesses as a whole. The Reorganization is a plan that can achieve the above purposes and at the same time balances the interests of the Independent Shareholders.
The Reorganization involves NTEI first acquiring from JIC the Jetup Interest at a PE of effectively 13.54 times JIC’s audited net profit for the year ended 31st December, 2006, as adjusted for HKFRS. Afterwards, JIC will acquire the Namtek Interests from NTEEP at a PE of effectively 10 times Namtek’s unaudited net profit for the year ended 31st December, 2006. Then NTEEP will acquire the Zastron Interest and the Jetup Interest from NTEI at an effective PE of 10 times their unaudited and audited net profit respectively for the year ended 31st December, 2006, on a proforma basis and as adjusted for HKFRS.
After the Reorganization, JIC is expected to realize an estimated profit of approximately HK$200 million (US$25.6 million) from the sale of the Jetup Interest, arising from surplus over book cost as at 31st December, 2006 and obtain Namtek Interests; and NTEEP would centralize all the manufacturing businesses of NTEI, which will more than double the existing scale of NTEEP at once.

Details of the JIC Agreement, the Namtek Agreement and the NTEEP Agreement and the benefits they are expected to bring to JIC, NTEEP and Independent Shareholders are set out below.
B.	The JIC Agreement
1.	Terms and Conditions

Date	:	24th September, 2007 and 5th October, 2007

Purchaser	:	NTEI

Vendor	:	JIC

Transaction	:	Pursuant to the JIC Agreement, subject to the conditions set out below, JIC agreed to sell and NTEI agreed to purchase the Jetup Interest.

Consideration	:	HK$347,408,313.53 (US$44.5 million), agreed by the parties on arm’s length negotiations.

Payment	:	193,004,619 NTEEP Shares at HK$1.8 (US$0.23) per NTEEP Share.

Conditions	:	The JIC Agreement shall be subject to the satisfaction of the following conditions:
(i)	the obtaining in terms acceptable to NTEI, of all consents, approvals, clearances and authorizations of any relevant governmental authorities or other relevant third parties in the PRC as may be necessary for the execution and implementation of the JIC Agreement;

(ii)	Jetup receiving all relevant consents and approvals from third parties as may be necessary in connection with the proposed change in shareholding of Jetup so as to ensure that Jetup maintains all its existing contractual and other rights following the transfer of the Jetup Interest (including, without limitation, the consent of the existing bankers of Jetup to continue to provide the existing banking facilities to Jetup following the transfer of the Jetup Interest);

(iii)	the passing at JIC EGM of ordinary resolution(s) approving the JIC Agreement and the transactions contemplated therein by the JIC Independent Shareholders; and

(iv)	completion of the Namtek Agreement becoming unconditional in all respects (save in respect of any condition relating to completion of the JIC Agreement as supplemented and amended).

If any of the above conditions is not fulfilled on or before 31st December, 2007, then this Agreement will immediately terminate and all rights and obligations of the parties shall cease immediately upon termination.
2.	Basis of the Consideration
The valuation of Jetup is based on a PE of 13.54 times JIC’s audited net profit for the year ended 31st December, 2006, or equivalent to HK$0.50 (US$0.06) per JIC Share. JIC itself has no revenue or income, it is a holding company with business conducted by the JIC Subsidiaries. Although Jetup is only one of the JIC Subsidiaries, it is the core business entity of JIC, and owns all the assets and knowhow of JIC’s business. The JIC Subsidiaries, more importantly JIC Macao, participate in the business of Jetup and generate profits from Jetup’s operations. Jetup will upon completion of the JIC Agreement terminate all those business transactions with the other JIC Subsidiaries, and will continue similar business transactions with the other subsidiaries of NTEEP. Therefore, the proforma income of Jetup would be effectively that of JIC.
As the PE of Jetup is higher than that of JIC based on the closing price of JIC Shares as at 24th September, 2007 and the consideration for 91% Jetup is higher than 91% of the market capitalization of JIC as at 24th September, 2007, the JIC Board (excluding members of the JIC Independent Board Committee, who reserve their judgement until after taking advice from the JIC Independent Financial Adviser) considers that the consideration and the terms of the JIC Agreement are on normal commercial terms, fair and reasonable and in the interests of the JIC Independent Shareholders and JIC as a whole.

3.	Effect on Shareholding Structure
The following chart shows the structure of NTEI Group after completion of the JIC Agreement.
4.	Benefits of the JIC Agreement to JIC and JIC Independent Shareholders
(i)	It is estimated that JIC will realize a profit of approximately HK$200 million (US$25.6 million) upon completion of the JIC Agreement, arising from surplus over book cost as at 31st December, 2006.

(ii)	As NTEEP intends to declare a final dividend of HK$0.20 (US cent 2.6) per NTEEP Share for the year ended 31st December, 2007 after completion of the Reorganization, JIC is expected to receive approximately HK$38 million (US$4.9 million) from such a dividend payment, which exceeds JIC’s audited net profit of approximately HK$28 million (US$3.6 million) for the year ended 31st December, 2006.

(iii)	The Reorganization allows Jetup to enjoy the synergy of a larger scale and more diversified manufacturing base, with combined resources of NTEEP and Zastron. Prior to the Reorganization, Jetup is a wholly-owned subsidiary of JIC, a company with a revenue of approximately HK$458.5 million (US$58.7 million) and net asset value of approximately HK$169.0 million (US$21.7 million) for the year ended 31st December, 2006, while after the Reorganization, Jetup would be a 91% owned subsidiary of NTEEP, which is itself a much larger operation with audited consolidated revenue of approximately HK$1,390.9 million

(US$178.3 million) for the financial year ended 31st December, 2006. The synergy includes possible reduction in costs by gradually centralizing engineering, supply chain management, finance, accounting, administration and human resources. Please refer to the section headed “Information on NTEI Group of Companies” for more information on each of Jetup, Zastron and NTEEP. JIC owns 100% of Jetup prior to the Reorganization which has a simple line of business. After the Reorganization, JIC owns 9% of Jetup which is expected to enjoy synergy from a much larger scale operation as explained above.

(iv)	The Reorganization will result in a change in 91% ownership of Jetup from JIC to NTEEP, and centralization of the manufacturing operation of Jetup to NTEEP. Subsequent to the Reorganization, especially the change in ownership of Jetup, there would be no person other than NTEEP holding 10% or more interests in Jetup, dealings between Jetup, NTEEP and Zastron would no longer constitute connected transactions for either JIC or NTEEP, and hence would be more efficient.

(v)	Immediately following completion of the JIC Agreement, JIC will have a 9% remaining interest in Jetup and a 21.89% interest in NTEEP. The financial results of Jetup will no longer be consolidated in JIC’s accounts, and the financial results of NTEEP will be equity accounted for in JIC’s accounts. For information on Jetup and NTEEP, please refer to the section headed “Information on NTEI Group of Companies”.
Even if only the JIC Agreement but not the NTEEP Agreement were completed, JIC would still realize a profit of approximately HK$200 million (US$25.6 million) from the disposal of Jetup Interest alone and receive a 2007 final dividend of NTEEP of approximately HK$38 million (US$4.9 million). The synergy impact on Jetup would be lesser than if the NTEEP Agreement were also completed. As JIC and JIC Independent Shareholders are expected to benefit from the JIC Agreement whether or not the NTEEP Agreement would be completed, the JIC Agreement was not made conditional upon the simultaneous completion of the NTEEP Agreement, but was conditional upon the simultaneous completion of the Namtek Agreement.
5.	Intention of JIC
Following the Reorganization, the intention of JIC would be :
(i)	to continue to act as the holding company, but instead of 100% in Jetup, it would become a holding company in 9% Jetup, 21.89% NTEEP, 100% in Namtek (Japan) and 100% in Namtek (Shenzhen);

(ii)	to hold Namtek and all investments as long term investments; and

(iii)	to remain listed on the Stock Exchange.

(iv)	to look for investment in businesses engaged in software development and design services, and other investments such as properties and bonds. The JIC Board will make appropriate disclosure from time to time pursuant to the applicable requirements of the Listing Rules.

6.	Type of Transactions
NTEI is a substantial shareholder of JIC and is therefore its connected person pursuant to Rule 14A.11 of the Listing Rules. As such, the transactions contemplated under the JIC Agreement constitute a connected transaction for JIC, and are subject to disclosure to and approval of the JIC Independent Shareholders by way of poll at the JIC EGM, where NTEI and its Associates are required to abstain from voting. As at the date of this announcement, only NTEI but not its Associates owns JIC Shares.
Since one or more of the Percentage Ratios exceed 75% in respect of the sale of the Jetup Interest by JIC, and one or more of the Percentage Ratios exceed 100% in respect of the taking of 193,004,619 NTEEP Shares as consideration, the transactions contemplated under JIC Agreement constitute a VSD and a VSA for JIC.
C.	The NAMTEK Agreement
1. Terms and Conditions

Date	:	5th October, 2007

Purchaser	:	JIC

Vendor	:	NTEEP

Transaction	:	Pursuant to the Namtek Agreement, subject to the conditions set out below, NTEEP agreed to sell and JIC agreed to purchase the Namtek Interests.

Consideration	:	HK$80.5 million (US$10.32 million), agreed by the parties on arm’s length negotiations.

Payment	:	Cash on or before the fifth business day after the conditions of the Namtek Agreement are satisfied

Conditions	:	The Namtek Agreement shall be subject to the satisfaction of the following conditions:

(i) the obtaining in terms acceptable to JIC, of all consents, approvals, clearances and authorizations of any relevant governmental authorities or other relevant third parties in Japan, the PRC or any part of the world as may be necessary for the execution and implementation of the Namtek Agreement;

(ii) Namtek (Japan) and Namtek (Shenzhen) receiving all relevant consents and approvals from third parties as may be necessary in connection with the proposed change in shareholding of Namtek

(Japan) and Namtek (Shenzhen) so as to ensure that Namtek (Japan) and Namtek (Shenzhen) maintain all their existing contractual and other rights following the transfer of the Namtek (Japan) Interest and Namtek (Shenzhen) Interest (including, without limitation, the consent of the existing bankers of Namtek (Japan) and Namtek (Shenzhen) to continue to provide the existing banking facilities to Namtek (Japan) and Namtek (Shenzhen) following the transfer of the Namtek (Japan) Interest and Namtek (Shenzhen) Interest;

(iii)	the passing at NTEEP EGM of ordinary resolution(s) approving the Namtek Agreement and the transactions contemplated therein by the NTEEP Independent Shareholders;

(iv)	the passing at JIC EGM of ordinary resolution(s) approving the JIC Agreement and the transactions contemplated therein by the JIC Independent Shareholders; and.

(v)	completion of the JIC Agreement becoming unconditional in all respects (save in respect of any condition relating to completion of the Namtek Agreement).

If any of the above conditions is not fulfilled on or before 31st December, 2007, then this Agreement will immediately terminate and all rights and obligations of the parties shall cease immediately upon termination.
2.	Basis of the Consideration
The valuation of Namtek is based on a PE of 10 times Namtek’s unaudited consolidated net profit for the year ended 31st December, 2006.
As the PE of Namtek is lower than that of JIC based on the closing price of JIC Shares as at 24th September, 2007, the JIC Board (excluding members of the JIC Independent Board Committee, who reserve their judgement until after taking advice from the JIC Independent Financial Adviser) considers that the consideration and the terms of the Namtek Agreement are on normal commercial terms, fair and reasonable and in the interests of the JIC Independent Shareholders and JIC as a whole.
As Namtek is not a core business of NTEEP, NTEEP believes that the disposal will free the time and resources of the management and allow them to focus on its core manufacturing business. The PE of 10 times is with reference to the PE of NTEEP based on its closing price as at 24th September, 2007, the NTEEP Board (excluding members of the NTEEP Independent Board Committee, who reserve their judgement until after taking advice from the NTEEP Independent Financial Adviser) considers that the consideration and the terms of the Namtek Agreement are on normal commercial terms, fair and reasonable and in the interests of the NTEEP Independent Shareholders and NTEEP as a whole.

JIC will finance the acquisition of Namtek by way of debt financing from NTEI in cash. The Interest rate of the debt is fixed at 2.5% per annum, with no security on the debt and with a repayment date on or before 4th October, 2012. The debt is provided by NTEI for the benefit of JIC on terms more favourable to JIC than normal commercial terms. Further information, if any, of the loan will be disclosed in the circular of JIC.
3.	Effect on Shareholding Structure
The following chart shows the structure of NTEI Group after completion of the JIC Agreement and Namtek Agreement.
4.	Benefits of the Namtek Agreement to JIC and JIC Independent Shareholders
(i)	JIC will acquire a new business in place of Jetup which is not as capital intensive as Jetup.

(ii)	Namtek is a profitable business with a 31% net profit margin as per the management accounts of Namtek for the period as at 31st August, 2007. It has formulated expansion plans for its business. The JIC Board expects Namtek to bring growth to JIC, and in turn benefits JIC Independent Shareholders.

(iii)	After the completion of the JIC Agreement and the Namtek Agreement, JIC’s major income will be profits from Namtek, dividend from NTEEP and dividend from Jetup; and the major assets of JIC would be 100% Namtek, 21.89% NTEEP and 9% Jetup.

5.	Benefits of the Namtek Agreement to NTEEP and NTEEP Independent Shareholders
(i)	Namtek does not fit well within the structure of NTEEP, the latter of which is manufacturing oriented with a scale designed for mass production. Namtek is a non-core asset of NTEEP. The sale of Namtek will reduce NTEEP’s management time and resources to monitor and oversee Namtek’s performance.

(ii)	It is estimated that NTEEP will realize a profit of approximately US$8 million (HK$62 million) upon completion of the Namtek Agreement, arising from surplus over book cost as at 31st December, 2006.
6.	Future Business of JIC
The future business of JIC following the Reorganization would be software development as well as investments, including its investment in 21.89% NTEEP and 9% Jetup. Namtek’s accounts would be consolidated in JIC’s accounts after completion of the Namtek Agreement.
7.	Type of Transactions
NTEEP is a subsidiary of the substantial shareholder of JIC and is therefore its connected person pursuant to Rule 14A.11 of the Listing Rules. As such, the transactions contemplated under the Namtek Agreement constitute a connected transaction for JIC, and are subject to disclosure to and approval of the JIC Independent Shareholders by way of poll at the JIC EGM, where NTEI and its Associates are required to abstain from voting. As at the date of this announcement, only NTEI but not its Associates owns JIC Shares.
Since one or more of the Percentage Ratios exceed 25% in respect of the acquisition of the Namtek Interests by JIC, the transactions contemplated under Namtek Agreement constitute a Major Transaction for JIC.
JIC is a subsidiary of the substantial shareholder of NTEEP and is therefore its connected person pursuant to Rule 14A.11 of the Listing Rules. As such, the transactions contemplated under the Namtek Agreement constitute a connected transaction for NTEEP, and are subject to disclosure to and approval of the NTEEP Independent Shareholders by way of poll at the NTEEP EGM, where NTEI and its Associates are required to abstain from voting. As at the date of this announcement, only NTEI but not its Associates owns NTEEP Shares.
Since one or more of the Percentage Ratios exceed 5% in respect of the disposal of the Namtek Interests by NTEEP, the transactions contemplated under Namtek Agreement constitute a Discloseable Transaction for NTEEP.
D.	The NTEEP Agreement

1.	Terms and Conditions

Date	:	24th September, 2007

Purchaser	:	NTEEP

Vendor	:	NTEI

Transaction	:	Pursuant to the NTEEP Agreement, subject to the conditions set out below, NTEI agreed to sell and NTEEP agreed to purchase the Jetup Interest and the Zastron Interest.

Consideration	:	HK$2,729,156,300 (US$349.9 million), agreed by the parties on arm’s length negotiations.

Payment	:	(i)	HK$300,000,000 (US$38.5 million) in cash before 30th June, 2008; and

		(ii)	US$311,430,294.87 (HK$2,429.2 million) in NTEEP CB.

Conditions	:	The NTEEP Agreement shall be subject to the satisfaction of the following conditions:

		(i)	the obtaining in terms acceptable to NTEEP, of all consents, approvals, clearances and authorizations of any relevant governmental authorities or other relevant third parties in the PRC and the Cayman Islands as may be necessary for the execution and implementation of the NTEEP Agreement;

		(ii)	Jetup and all members of the Zastron Group receiving all relevant consents and approvals from third parties as may be necessary in connection with the proposed change in shareholding of Jetup and the Zastron Group so as to ensure that Jetup and all members of the Zastron Group maintain all their respective existing contractual and other rights following the transfer of the Jetup Interest and the Zastron Interest (including, without limitation, the consent of the existing bankers of Jetup and all members of the Zastron Group to continue to provide the existing banking facilities to Jetup and all members of the Zastron Group following the transfer of the Jetup Interest and the Zastron Interest);

		(iii)	the passing at the NTEEP EGM of ordinary resolution(s) approving the NTEEP Agreement and the transactions contemplated by the NTEEP Agreement by the NTEEP Independent Shareholders;

		(iv)	the passing at the JIC EGM of ordinary resolution(s) approving the JIC Agreement and the transactions contemplated by the JIC Agreement by the JIC Independent Shareholders;

(v)	if required, the Cayman Islands Monetary Authority approving the issue of the NTEEP CB;

(vi)	the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in the NTEEP Shares to be converted under the NTEEP CB; and

(vii)	the increase of the authorized share capital of NTEEP to HK$30,000,000 (US$3.8 million) divided into 3,000,000,000 NTEEP Shares of HK$0.01 (US cent 0.128) each having been effective.

If any of the above conditions is not fulfilled on or before 31st December, 2007, then the Agreement will immediately terminate and all rights and obligations of the parties shall cease immediately upon termination.
2.	Terms and conditions of the NTEEP CB

Issuer	:	NTEEP

Subscriber	:	NTEI

Securities	:	Convertible bond

Status	:	General unsecured obligations of NTEEP

Listing	:	No application will be made to the Stock Exchange for the listing of, and permission to deal in, the NTEEP CB, but an application will be made to the Stock Exchange for the listing of, and permission to deal in, the NTEEP shares to be issued upon conversion of the NTEEP CB.

Principal Amount	:	US$311,430,294.87 (HK$2,429.2 million)

Issue Price	:	At par

Maturity	:	5 years from the date of issue

Interest Rate	:	2.5% per annum payable semi-annually in arrears

Conversion Price	:	US$0.23077 (HK$1.8) per NTEEP share

Conversion Period	:	At any time and from time to time from the date of issue until maturity of the NTEEP CB.

Conversion Amount	:	Minimum of US$500,000 (HK$3,900,000) per conversion, or such lower amount as NTEEP may accept from time to time.

Redemption	:	All outstanding NTEEP CB will be redeemed at par upon maturity.

Undertaking of NTEI	:	NTEI shall undertake to NTEEP that it will not convert any NTEEP CB into shares unless after such conversion, the public float of the shares of NTEEP will not fall below the level required by the Listing Rules applicable at the time of conversion.

Transferability	:	The NTEEP CB will only be assignable or transferable to any wholly-owned subsidiary of NTEI or to any other party (subject to the requirements under the Listing Rules from time to time and with the consent of the Stock Exchange).

Adjustments	:	Conversion price is subject to adjustment upon including the following:

		(i)	an alteration in the nominal value of the NTEEP Shares as a result of consolidation or sub-division;

		(ii)	any bonus issue of shares (but excluding the issue of shares pursuant to a scrip dividend scheme);

		(iii)	a capital distribution to NTEEP Shareholders;

		(iv)	a rights issue by NTEEP at a price less than 95% of the market price at the date of the announcement of such Issue, provided that no adjustment would be made if a similar offer were made to the NTEEP CB Holders;

		(v)	any issue of other convertible securities, which are convertible at less than 95% of the market price of the NTEEP Shares at the date of the announcement of such issue;

		(vi)	any modification of rights of conversion of other convertible securities resulting in the consideration per NTEEP Share on conversion being less than 95% of the market price at the date of announcement of any such proposal;

		(vii)	an issue of NTEEP Shares wholly for cash at a price per NTEEP Share less than 95% of the market price at the date of the announcement of the terms of such issue; and

		(viii)	an issue of NTEEP Shares for the acquisition of asset at a price per NTEEP Share less than 95% of the market price at the date of the announcement of NTEEP of the terms of such issue.

The adjustment provisions will include provisions for questions relating to adjustment to be determined by an approved merchant bank in the event that NTEEP considers this appropriate.

No adjustment shall be made so that the Conversion Price would fall below HK$0.01 (US cent 0.128), the present par value of NTEEP Shares.

Other Rights	:	If, whilst any part of the NTEEP CB are outstanding, an offer is made to shareholders to acquire the whole or any part of the issued share capital of NTEEP, NTEEP will exercise reasonable endeavours to procure that a similar offer is extended to the NTEEP CB Holder in respect of any NTEEP Shares issued on conversion of the NTEEP CB during the period of the offer.

Voting Rights	:	The NTEEP CB Holder will not be entitled to attend or vote at any meetings of NTEEP by reason only of its being a NTEEP CB Holder.
3.	Basis of the Consideration
The valuation of Jetup is based on a PE of 10 times JIC’s audited net profit for the year ended 31st December, 2006. As explained in the section headed “The JIC Agreement” above, JIC has no revenue and Jetup is the core business entity of JIC, and owns all the assets and knowhow of JIC’s business. Therefore, the proforma income of Jetup would be effectively that of JIC.
While NTEI acquired Jetup at effectively 13.54 times audited net profit for the year ended 31st December, 2006, as adjusted for HKFRS, the difference between 13.54 and 10 is to make the price of the 91% Jetup disposal attractively high to JIC, and that of the 91% Jetup acquisition attractively low to NTEEP. It does not prejudice the interests of either JIC or NTEEP.
The valuation of Zastron is also based on 10 times Zastron’s unaudited consolidated net profit for the year ended 31st December, 2006.
As the PE of NTEEP at US$0.23077 (HK$1.8) per NTEEP Share is approximately 11.74 times its audited net profit for the year ended 31st December, 2006, the NTEEP Board (excluding members of the NTEEP Independent Board Committee, who reserve their judgement until after taking advice from the NTEEP Independent Financial Adviser) considers that the acquisition of Jetup and Zastron at a lower PE of 10 times net profit for the year ended 31st December, 2006 of Jetup and Zastron, respectively, represents a fair and reasonable consideration and in the interests of the NTEEP Independent Shareholders and NTEEP as a whole.
The conversion price of the NTEEP CB of US$0.23077 (HK$1.8) per NTEEP Share represents: -
(i)	a premium of approximately 4.65% to the closing price of HK$1.72 (US$0.22) per NTEEP Share as quoted on the Stock Exchange on 24th September, 2007;

(ii)	a premium of approximately 3.57% to the average closing price of HK$1.738 (US$0.22) per NTEEP Share as quoted on the Stock Exchange for the last 5 consecutive trading days up to and including 24th September, 2007; and

(iii)	a premium of approximately 3.45% to the average closing price of HK$1.74 (US$0.22) per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including 24th September, 2007.
As the conversion price of the NTEEP CB is at a premium to the recent share price of NTEEP, and the interest rate is substantially lower than the US$ interest rates, the NTEEP Board (excluding members of the NTEEP Independent Board Committee, who reserve their judgement until after taking advice from the NTEEP Independent Financial Adviser) considers that the consideration and the terms of the NTEEP Agreement are on normal commercial terms, fair and reasonable and in the interests of the NTEEP Independent Shareholders and NTEEP as a whole.
4.	Benefits of the NTEEP Agreement to NTEEP and NTEEP Independent Shareholders

(i)	NTEEP’s overheads are rising more rapidly than expected due to high cost of operating a manufacturing facility in downtown area in Xixiang, Baoan, Shenzhen, the PRC. Labour costs and security concerns are constant problems for the management. Tense supply of water and electricity makes it difficult for NTEEP to meet customers’ orders and is becoming a threat of loss of business and customers to competitors. The Reorganization allows NTEEP to acquire not only two profitable businesses; it comes with three pieces of land from Zastron for future expansion in two industrial parks with a land site area over 4 times the existing site of NTEEP. Two of the sites are located in Wuxi and one in Guangming, Shenzhen – all acquired by the Zastron Subsidiaries in the PRC at a relatively low cost. The NTEEP Agreement provides huge expansion opportunities to the Enlarged NTEEP in lower cost areas of the PRC, with reliable water and electricity supplies and better security.

(ii)	Upon completion of the NTEEP Agreement, NTEEP will have much more diversified products and a new customer base.

(iii)	The Reorganization will remove connected transaction implications for the Enlarged NTEEP for technology exchange or co-operation and therefore makes transfer of higher precision and manufacturing technology amongst NTEEP, Zastron and Jetup much easier.

(iv)	After the Reorganization, dealings between NTEEP, Jetup and Zastron would no longer be connected transactions, therefore sharing and reallocation of resources are made possible – funding, land, enterprise resources planning, manufacturing facilities and so on.

(v)	With a much more sizeable operation, reduced overheads and greater economies of scale, the management of NTEEP is more confident of the growth prospects of the business. As such, a more liberal dividend policy may be considered for the future, benefiting the NTEEP Shareholders.

(vi)	If appropriate, moving to the new industrial parks will enable NTEEP to serve customers in both the middle and southern part of the PRC, improving the business prospects of NTEEP Group.

(vii)	Accordingly, after moving to Zastron’s new sites — with lower overheads, more reliable water and electricity supplies, broader customer coverage and better security — NTEEP may consider alternative use of the land site in downtown Xixiang, Baoan, Shenzhen.

(viii)	As NTEI shall undertake to NTEEP that it will not convert any NTEEP CB into NTEEP Shares unless after such conversion the public float of the NTEEP Shares will not fall below the level required by the Listing Rules applicable at the time of conversion, the Reorganization would have no impact on the listing status of NTEEP.

(ix)	Zastron had retained earnings of HK$610 million (US$78.2 million) as at 30th September, 2007. Zastron will distribute HK$300 million (US$38.5 million) dividend from its retained earnings to NTEI prior to completion of the NTEEP Agreement, Zastron will still have a remaining balance of retained earnings of HK$310 million (US$39.7 million) for the benefit of NTEEP.
5.	Dividend Policy
NTEI proposes to procure NTEEP after completion of the Reorganization to pay a final dividend of HK$0.20 (US cent 2.6) per NTEEP Share for the year ended 31st December, 2007. NTEI will also propose to the NTEEP Board after completion of the Reorganization to adopt a more liberal dividend policy in the future, including paying dividend twice a year totalling one third of NTEEP’s net profit, subject to the final approval of the NTEEP Board and cashflow of NTEEP.
6.	Type of Transactions
NTEI is a substantial shareholder of NTEEP and is therefore its connected person pursuant to Rule 14A.11 of the Listing Rules. As such, the transactions contemplated under the NTEEP Agreement constitute a connected transaction for NTEEP, and are subject to disclosure to and approval of the NTEEP Independent Shareholders by way of poll at the NTEEP EGM, where NTEI and its Associates are required to abstain from voting. As at the date of this announcement, only NTEI but not its Associates owns NTEEP Shares.
Since one or more of the Percentage Ratios exceed 100% in respect of the transactions contemplated under the NTEEP Agreement, they constitute a VSA for NTEEP.
E.	Effect of the Reorganization on Shareholding Structure
Upon conversion of the NTEEP CB in full at the initial conversion price of US$0.23077 (HK$1.8), 1,349,526,779 NTEEP Shares would be issued, representing approximately 153.1% of the existing issued NTEEP Shares or approximately 60.5% of the fully diluted issued NTEEP Shares as enlarged by the conversion.

The following table shows the shareholding of NTEEP (i) as at the date of this announcement; (ii) after the Reorganization; and (iii) assuming the NTEEP CB is converted in full and placed down to satisfy the 25% minimum public float requirement: -

					Fully Diluted after Conversion
Shareholding in					of NTEEP CB and Placing
NTEEP	Existing		Post Reorganization		Down of NTEEP Shares(1)
NTEI	645,229,470	73.18%	452,224,851	51.29%	1,464,506,853	65.64%
JIC	—	—	193,004,619	21.89%	193,004,619	8.65%
Directors	15,886,553	1.80%	15,886,553	1.80%	15,886,553	0.71%
Public	220,554,565	25.02%	220,554,565	25.02%	557,799,342	25.00%
Total	881,670,588	100.00%	881,670,588	100.00%	2,231,197,367	100.00%

(1)	NTEI shall undertake to NTEEP that it will not convert any NTEEP CB into NTEEP Shares unless after such conversion, the public float of NTEEP Shares will not fall below the level required by the Listing Rules applicable at the time of conversion. It is assumed that when NTEI converts any NTEEP CB each time or when NTEI converts NTEEP CB in full, NTEI will simultaneously place down its direct holding in NTEEP to comply with the minimum public float requirement of the Listing Rules, on the assumption that JIC will not reduce its holding of 193,004,619 NTEEP Shares.

The following chart shows the structure of NTEI Group after the completion of the Reorganization.

The following table shows the shareholding of the various NTEI group of companies at the various stages of the Reorganization: -

				Fully Diluted after	Fully Diluted after
				Conversion of	Conversion of
				NTEEP CB and	NTEEP CB and
		Post	Post	Placing Down of	Placing Down of
Number	Existing	Reorganization	Reorganization	NTEEP Shares	NTEEP Shares
of Shares	Interest	Direct Interest	Effective Interest	Direct Interest	Effective Interest(2)
NTEI in NTEEP	645,229,470	452,224,851	596,964,137	1,464,506,853	1,609,246,104
JIC in NTEEP	—	193,004,619	193,004,619	193,004,619	193,004,619
NTEI in JIC	572,594,978	572,594,978	572,594,978	572,594,978	572,594,978

				Fully Diluted after	Fully Diluted after
				Conversion of	Conversion of
				NTEEP CB and	NTEEP CB and
		Post	Post	Placing Down	Placing Down of
Percentage	Existing	Reorganization	Reorganization	of NTEEP Shares	NTEEP Shares
Shareholding	Interest	Direct Interest	Effective Interest	Direct Interest	Effective Interest
NTEI in NTEEP	73.18%	51.29%	67.71%	65.64%	72.12%
JIC in NTEEP	—	21.89%	21.89%	8.65%	8.65%
NTEI in JIC	74.99%	74.99%	74.99%	74.99%	74.99%
NTEI in Zastron	100.00%	—	67.71%	—	72.12%

(2)	Excluding stock option scheme
To inform NTEEP Shareholders on the dilution effect on NTEEP Shares arising from the conversion of the NTEEP CB, NTEEP will disclose by way of an announcement all relevant details of the conversion of the NTEEP CB in the following manner: -
(i)	NTEEP will make a Monthly CB Announcement on the website of the Stock Exchange. Such announcement will be made on or before the fifth business day following the end of each calendar month and will include the following details in a table form:
a.	whether there is any conversion of the NTEEP CB during the relevant month. If there is a conversion, details thereof including the conversion date, number of new NTEEP Shares issued and conversion price for each conversion. If there is no conversion during the relevant month, a negative statement to that effect;

b.	the amount of outstanding NTEEP CB after the conversion, if any;

c.	the total number of NTEEP Shares issued pursuant to other transactions during the relevant month, including NTEEP Shares issued pursuant to exercise of options under any share options scheme(s) of NTEEP; and

d.	the total issued share capital of NTEEP as at the commencement and the last day of the relevant month.

(ii)	In addition to the Monthly CB Announcement, if the cumulative amount of the NTEEP Shares issued pursuant to the conversion of the NTEEP CB reaches 5% of the issued share capital of NTEEP as disclosed in the last Monthly CB Announcement or any subsequent announcement made by NTEEP in respect of the NTEEP CB (as the case may be) (and thereafter in a multiple of such 5% threshold), NTEEP will make an announcement on the website of the Stock Exchange including details as stated in (i) above for the period commencing from the date of the last Monthly CB Announcement or any subsequent announcement made by NTEEP in respect of the NTEEP CB (as the case may be) up to the date on which the total amount of NTEEP Shares issued pursuant to the conversion amounted to 5% of the issued share capital of NTEEP as disclosed in the last Monthly CB Announcement or any subsequent announcement made by NTEEP in respect of the NTEEP CB (as the case may be); and
(iii)	If NTEEP forms the view that any issue of NTEEP Shares pursuant to the conversion of the NTEEP CB will trigger the disclosure requirements under Rule 13.09 of the Listing Rules, then NTEEP is obliged to make such disclosures regardless of the issue of any announcements in relation to the NTEEP CB as mentioned in (i) and (ii) above.
F. Information on NTEI Group of Companies
1. NTEI
NTEI is an electronics manufacturing and design services provider with a worldwide coverage of customers. NTEI’s shares are listed on the New York Stock Exchange with a market capitalization of approximately US$571.7 million (HK$4,454.6 million) as at 5th October, 2007. Audited consolidated revenue of NTEI for the financial years ended 31st December, 2005 and 31st December, 2006 were approximately US$791.0 million (HK$6,169.8 million) and US$870.2 million (HK$6,787.6 million) respectively. Audited consolidated net profit of NTEI for the financial years ended 31st December, 2005 and 31st December, 2006 were approximately US$51.3 million (HK$400.1 million) and approximately US$40.8 million (HK$318.2 million) respectively. The audited consolidated net asset value of NTEI was approximately US$317.1 million (HK$2,473.3 million) as at 31st December, 2006 (all figures prepared in accordance with generally accepted accounting principles in the United States). Major customers are Japanese corporations.
NTEI is compliant with the Sarbanes-Oxley Act of 2002 by including its auditor’s resulting attestation report on management’s assessment of NTEI’s internal controls over financial reporting in its 2006 annual report filed with the SEC on 19th March, 2007. The Sarbanes-Oxley Act of 2002, also known as the Public Company Accounting Reform and Investor Protection Act of 2002, and commonly called SOX or Sarbox, is a United States federal law passed in response to a number of major corporate and accounting scandals that came to light early in the new millennium, including those affecting a number of major public companies in the United States. These scandals resulted in a decline of public trust in accounting and reporting practices. The legislation is wide ranging and establishes new or enhanced standards for all United States public company boards, management, and public accounting firms. The Act contains 11 titles, or sections, ranging from additional corporate board responsibilities to criminal penalties, and requires the SEC to implement requirements to comply with the new law.

2. Zastron
The Zastron Group was established by NTEI Group in 1992 and is engaged in the manufacture and sale of liquid crystal display modules, FPC subassemblies and FPC. FPC subassemblies are FPC board enhanced by attaching electronic components, such as connectors, switches, resistors, capacitors, light emitting devices, integrated circuits, cameras and optical sensors, to the circuit. FPCs consist of copper conductive patterns etched or printed while affixed to flexible substrate materials such as polyimide or polyester. They are used to provide connections between electronic components and as a substrate to support these electronic devices. Major customers are Japanese corporations.
As Zastron is an intermediate holding company, it is only required to prepare audited but unconsolidated financial statements, but not audited consolidated financial statements. Therefore, only unaudited consolidated figures of Zastron Group are shown for illustration purposes in this announcement. The unaudited consolidated revenue of the Zastron Group for the financial years ended 31st December, 2005 and 31st December, 2006 were approximately HK$4,446.5 million (US$570.1 million) and HK$4,892.2 million (US$627.2 million) respectively. The unaudited consolidated net profit before and after tax of Zastron Group for the financial year ended 31st December, 2005 were approximately HK$258.8 million (US$33.2 million) and HK$258.2 million (US$33.1 million) respectively. The unaudited consolidated net profit before and after tax of Zastron Group for the financial year ended 31st December, 2006 were approximately HK$248.0 million (US$31.8 million) and HK$247.3 million (US$31.7 million) respectively. The unaudited consolidated net asset value of Zastron was approximately HK$631.6 million (US$81.0 million) as at 31st December, 2006 (all figures adjusted in accordance with HKFRS).
3. NTEEP
NTEEP is a holding company, the subsidiaries of which are engaged in the manufacture and sale of consumer electronics (such as video game accessories) and telecommunications products (such as Bluetooth headsets). NTEEP Shares are listed on the main board of the Stock Exchange and NTEEP had a market capitalization of approximately HK$1,516.5 million (US$194.4 million) as at 24th September, 2007. Audited consolidated revenue of NTEEP for the financial years ended 31st December, 2005 and 31st December, 2006 were approximately HK$1,305.2 million (US$167.3 million) and HK$1,390.9 million (US$178.3 million) respectively. Audited consolidated net profit before and after tax of NTEEP for the financial year ended 31st December, 2005 were approximately HK$175.7 million (US$22.5 million) and HK$172.6 million (US$22.1 million) respectively. Audited consolidated net profit before and after tax of NTEEP for the financial year ended 31st December, 2006 were approximately HK$136.8 million (US$17.5 million) and HK$135.1 million (US$17.3 million) respectively. The audited consolidated net asset value of NTEEP was approximately HK$1,317.9 million (US$169.0 million) as at 31st December, 2006 (all figures prepared in accordance with HKFRS).

4. JIC and Jetup
JIC is a holding company, the subsidiaries of which are engaged in the manufacture and sale of liquid crystal display products. JIC Shares are listed on the main board of the Stock Exchange and JIC had a market capitalization of approximately HK$309.2 million (US$39.6 million) as at 24th September, 2007. Audited consolidated revenue of JIC for the financial years ended 31st December, 2005 and 31st December, 2006 were approximately HK$504.3 million (US$64.7 million) and HK$458.5 million (US$58.8 million) respectively. Audited consolidated net profit before and after tax of JIC for the financial year ended 31st December, 2005 were approximately HK$38.0 million (US$4.9 million) and HK$37.4 million (US$4.8 million) respectively. Audited consolidated net profit before and after tax of JIC for the financial year ended 31st December, 2006 were approximately HK$28.8 million (US$3.7 million) and HK$28.2 million (US$3.6 million) respectively. The audited consolidated net asset value of JIC was approximately HK$169.0 million (US$21.7 million) as at 31st December, 2006 (all figures prepared in accordance with HKFRS).
Jetup is engaged in the manufacture and sale of liquid crystal display products. Audited revenue of Jetup for the financial years ended 31st December, 2005 and 31st December, 2006 were approximately Rmb443.7 million (US$59.0 million or HK$460.3 million) and Rmb520.1 million (US$69.2 million or HK$539.6 million) respectively. Audited net profit before and after tax of Jetup for the financial year ended 31st December, 2005 were approximately Rmb32.7 million (US$4.3 million or HK$33.9 million) and Rmb26.9 million (US$3.6 million or HK$27.9 million) respectively. Audited net profit before and after tax of the Jetup for the financial year ended 31st December, 2006 were approximately Rmb21.1 million (US$2.8 million or HK$21.9 million) and Rmb20.0 million (US$2.7 million or HK$20.7 million) respectively. The audited net asset value of Jetup was approximately Rmb195.1 million (US$25.9 million or HK$202.4 million) as at 31st December, 2006 (all figures adjusted in accordance with generally accepted accounting principles in Hong Kong). Major customers are Japanese corporations.
5. Namtek
Namtek is a solution provider mainly for digital dictionary software development in the Japanese electronics industry. Its service ranges from software development, data processing and compression to hardware (electronic) design and development for Japanese corporations. Namtek was acquired by NTEEP from NTEI and Asano Company Limited in May 2005 for a consideration of HK$208.3 million (US$26.7 million) by issuance of 81,670,588 new NTEEP Shares.
Namtek’s business is conducted in Shekou, Shenzhen, the PRC and Tokyo in Japan. Shekou’s office occupies an area of 12,374 square feet, mainly responsible for software development and employs approximately 77 employees, mainly comprising software engineers. Namtek’s Tokyo office occupies 904 square feet, and mainly functions as the marketing office with 3 employees responsible for customer relationship. Namtek considers human capital as its major assets, which are not recorded in the balance sheet. Its tangible assets are mainly its working capital. Further information on Namtek will be disclosed in the circulars of JIC and NTEEP.

Unaudited consolidated revenue of Namtek for the financial years ended 31st December, 2005 and 31st December, 2006 were approximately US$5.4 million (HK$42.1 million) and US$3.05 million (HK$23.4 million) respectively. Unaudited consolidated net profit before and after tax of Namtek for the financial year ended 31st December, 2005 were approximately US$3.1 million (HK$24.2 million) and US$2.8 million (HK$21.8 million) respectively. Unaudited consolidated net profit before and after tax of Namtek for the financial year ended 31st December, 2006 were approximately US$1.13 million (HK$8.8 million) and US$1 million (HK$7.8 million) respectively. The unaudited consolidated net asset value of Namtek was approximately US$2.4 million (HK$18.7 million) as at 31st December, 2006 (all figures prepared in accordance with HKFRS).
Unaudited consolidated revenue of Namtek for the eight months ended 31st August, 2007 was approximately US$1.8 million (HK$14.2 million). Unaudited consolidated net profit before and after tax of Namtek for the eight months ended 31st August, 2007 were approximately US$0.63 million (HK$4.9 million) and US$0.57 million (HK$4.45 million). The unaudited consolidated net asset value of Namtek was approximately US$3.0 million (HK$23.4 million) as at 31st August, 2007 (all figures prepared in accordance with HKFRS) , comprising US$2.6 million (HK$20.6 million) in cash.
G. General
Each of JIC and NTEEP has established its own independent board committee comprising all their independent non-executive directors to advise the JIC Independent Shareholders and NTEEP Independent Shareholders respectively. JIC and NTEEP will appoint their respective independent financial adviser to advise the independent board committee of JIC and NTEEP in respect of the JIC Agreement, the Namtek Agreement and the NTEEP Agreement, as appropriate.
Circulars containing, inter alia, further details of the JIC Agreement, the Namtek Agreement and the NTEEP Agreement, proforma financial statements of the Enlarged JIC and the Enlarged NTEEP, relevant accountants’ reports, the advice of the Independent Financial Advisers to the Independent Board Committees and the Independent Shareholders, the recommendations of the Independent Board Committees and notices of the EGMs to be held to consider and, if thought fit, approve the Agreements, as appropriate, will be despatched to the shareholders of JIC and NTEEP as soon as possible in compliance with the requirements of the Listing Rules.
For reference only, figures are shown in HK$, Rmb or US$ using the following exchange rates: US$1.00 = HK$7.8; US$1.00 = Rmb 7.5184; Rmb 0.9639 = HK$1.00. The figures which are translated from one currency into another are approximate figures only. The actual exchange rates may also be different.
Trading in the JIC Shares and the NTEEP Shares on the Stock Exchange were suspended at the request of JIC and NTEEP with effect from 9:30 a.m. on 25th September, 2007 pending the release of this announcement. JIC and NTEEP have applied for resumption of trading in their shares on the Stock Exchange with effect from 9:30 a.m. on 9th October, 2007.

H. Definitions
In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Agreements”	The Jetup Agreement, the Namtek Agreement and the NTEEP Agreement

“Associates”	Associates as defined in the Listing Rules

“Connected Transaction”	A connected transaction as defined in the Listing Rules

“Discloseable Transaction”	A discloseable transaction as defined in the Listing Rules

“EGMs”	The JIC EGM and the NTEEP EGM

“Enlarged JIC”	JIC after the completion of the JIC Agreement, Namtek Agreement and the NTEEP Agreement

“Enlarged NTEEP”	NTEEP after the completion of the Namtek Agreement and the NTEEP Agreement

“FPC”	Flexible printed circuit

“HKFRS”	Hong Kong Financial Reporting Standards

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Independent Board Committees”	The JIC Independent Board Committee and the NTEEP Independent Board Committee

“Independent Financial Advisers”	The JIC Independent Financial Adviser and the NTEEP Independent Financial Adviser to be appointed

“Independent Shareholders”	The JIC Independent Shareholders and the NTEEP Independent Shareholders

“Jetup”	Jetup Electronic (Shenzhen) Co., Ltd. , a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of JIC

“Jetup Interest”	91% of the registered capital of Jetup

“JIC”	J.I.C. Technology Company Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the main board of the Stock Exchange with a designated stock code of 987

“JIC Agreement”	The conditional sale and purchase agreement entered into between JIC and NTEI on 24th September, 2007 as supplemented by a supplemental agreement entered into between the same parties on 5th October, 2007 for the sale and purchase of the Jetup Interest

“JIC Board”	Board of directors of JIC

“JIC EGM”	The extraordinary general meeting of JIC to be convened to consider and, if though fit, approve, inter alia, the JIC Agreement and the Namtek Agreement

“JIC Enterprises”	J.I.C. Enterprises (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of JIC

“JIC Group”	JIC and the JIC Subsidiaries

“JIC Independent Board Committee”	The independent board committee formed to advise the JIC Independent Shareholders

“JIC Independent Financial Adviser”	The independent financial adviser, to be appointed by the JIC Independent Board Committee to advise the JIC Independent Board Committee and the JIC Independent Shareholders on the JIC Agreement and the Namtek Agreement

“JIC Independent Shareholders”	Shareholders of JIC independent from and not connected with NTEI or its Associates. As at the date of this announcement, none of the Associates of NTEI holds any JIC Shares, and only NTEI is excluded in definition of the JIC Independent Shareholders

“JIC Macao”	J.I.C. (Macao Commercial Offshore) Company Limited, a company incorporated in Macao with limited liability and a wholly-owned subsidiary of JIC

“JIC Shares”	Ordinary share(s) of HK$0.01 (US cent 0.128) each in the issued share capital of JIC

“JIC Subsidiaries”	JIC Enterprises, JIC Macao and Jetup

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Macao”	The Macao Special Administrative Region of the PRC

“Major Transaction”	A major transaction as defined in the Listing Rules

“Monthly CB Announcement”	A monthly announcement to inform NTEEP Shareholders the status of the conversion of the NTEEP CB

“Namtek”	Namtek (Japan) and Namtek (Shenzhen)

“Namtek Agreement”	The conditional sale and purchase agreement entered into between JIC and NTEEP on 5th October, 2007 for the sale and purchase of the Namtek Interests

“Namtek Interests”	Namtek (Japan) Interest and Namtek (Shenzhen) Interest

“Namtek (Japan)”	Namtek Japan Company Limited, a company incorporated in Japan with limited liability and a wholly-owned subsidiary of NTEEP

“Namtek (Japan) Interest”	The entire issued share capital of Namtek (Japan)

“Namtek (Shenzhen)”	Shenzhen Namtek Co., Ltd. , a company incorporated in the PRC and a wholly-owned subsidiary of NTEEP

“Namtek (Shenzhen) Interest”	The entire issued share capital of Namtek (Shenzhen)

“NTEEP”	Nam Tai Electronic & Electrical Products Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the main board of the Stock Exchange with a designated stock code of 2633

“NTEEP Agreement”	The conditional sale and purchase agreement entered into between NTEEP and NTEI on 24th September, 2007 for the sale and purchase of the Jetup Interest and Zastron Interest

“NTEEP Board”	Board of directors of NTEEP

“NTEEP CB”	The US$311,430,294.87 (HK$2,429.2 million) 5-year 2.5% per annum convertible bond to be issued by NTEEP with a conversion price of US$0.23077 (HK$1.8) per NTEEP Share

“NTEEP CB Holder”	The holder of the NTEEP CB

“NTEEP EGM”	The extraordinary general meeting of NTEEP to be convened to consider and, if though fit, approve, inter alia, the NTEEP Agreement and Namtek Agreement

“NTEEP Group”	NTEEP and its subsidiaries

“NTEEP Independent Board Committee”	The independent board committee formed to advise the NTEEP Independent Shareholders

“NTEEP Independent Financial Adviser”	The independent financial adviser to be appointed by the NTEEP Independent Board Committee to advise the NTEEP Independent Board Committee and the NTEEP Independent Shareholders on the NTEEP Agreement and the Namtek Agreement

“NTEEP Independent Shareholders”	Shareholders of NTEEP independent from and not connected with NTEI or its Associates. As at the date of this announcement, none of the Associates of NTEI holds any NTEEP Shares, and only NTEI is excluded in definition of the NTEEP Independent Shareholders

“NTEEP Shares”	Ordinary share(s) of HK$0.01 (US cent 0.128) each in the issued share capital of NTEEP

“NTEEP Shareholder”	Holder of NTEEP Shares

“NTEI”	Nam Tai Electronics, Inc., a company incorporated in the British Virgin Islands with limited liabilities and the shares of which are listed on the New York Stock Exchange

“NTEI Group”	NTEI and its subsidiaries

“PE”	Price earnings multiples

“Percentage Ratios”	The percentage ratios as defined under Rule 14.07 of the Listing Rules

“PRC”	The People’s Republic of China

“Reorganization”	The reorganization to be effected by way of the transactions contemplated in the JIC Agreement, the Namtek Agreement and the NTEEP Agreement

“SEC”	The Securities and Exchange Commission of the United States

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“VSA”	A very substantial acquisition as defined in the Listing Rules

“VSD”	A very substantial disposal as defined in the Listing Rules

“Yu Ming”	Yu Ming Investment Management Limited, a deemed licensed corporation under the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong)

“Zastron”	Zastron Precision-Tech Limited, a company incorporated in the Cayman Islands with limited liability and a wholly owned subsidiary of NTEI

“Zastron Group”	Zastron and the Zastron Subsidiaries

“Zastron Interest”	The entire issued share capital of Zastron

“Zastron Subsidiaries”	Zastron Electronic (Shenzhen) Co. Ltd. , Zastron Precision-Flex (Wuxi) Co., Ltd. , Zastron Precision-Tech (Wuxi) Co., Ltd. , all are companies incorporated in the PRC with limited liability and wholly owned subsidiaries of Zastron, and Zastron (Macao Commercial Offshore) Company Limited , a company incorporated in Macao with limited liability and a wholly-owned subsidiary of Zastron

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Rmb”	Renminbi, the lawful currency of the PRC

“US$”	United States dollars, the lawful currency of the United States
As at the date of this announcement, the executive directors of NTEEP are Mr. Kazuhiro Asano and Ms. Wong Kuen Ling, Karene and the non-executive directors of NTEEP are Mr. Koo Ming Kown and Mr. John Quinto Farina and the independent non-executive directors of NTEEP are Mr. Chan Tit Hee, Charles, Mr. Thaddeus Thomas Beczak and Mr. Roger Simon Pyrke.
As at the date of this announcement, the executive directors of JIC are Mr. Chui Kam Wai and Dr. Yeoh Teck Hooi and the non-executive directors of JIC are Mr. Koo Ming Kown and Mr. John Quinto Farina and the independent non-executive directors of JIC are Mr. Cham Yau Nam, Mr. Leung Wai Hung and Mr. Choi Man Chau, Michael.

By order of the board of directors of	By order of the board of directors of
NAM TAI ELECTRONIC & ELECTRICAL	J.I.C. TECHNOLOGY COMPANY LIMITED
PRODUCTS LIMITED	Chui Kam Wai
Kazuhiro Asano	Chairman
Chairman

By order of the board of directors of
NAM TAI ELECTRONICS, INC.
Koo Ming Kown
Chairman
Hong Kong, 8th October, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date October 9, 2007	By:	/s/ John Q. Farina
		Name:	John Q. Farina
		Title:	Chief Financial Officer